UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Autohome Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

05278C 107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C 107

1.	Names of reporting persons Telstra Corporation Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 61,824,328 Class A Ordinary Shares(1)(2)
	6.	Shared voting power 0
	7.	Sole dispositive power 61,824,328 Class A Ordinary Shares(1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 61,824,328 Class A Ordinary Shares(1)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 55.9% of Class A Ordinary Shares, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares(1)(3)
12.	Type of reporting person (see instructions) CO

(1)	Telstra Corporation Limited is the beneficial owner of the 61,824,328 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares), after the sale of 6,964,612 Class A Ordinary Shares (converted from an equal number of Class B Ordinary Shares) in the public offering that was the subject of the issuer’s prospectus dated November 19, 2014 and filed with the Securities and Exchange Commission on November 20, 2014.
(2)	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Limited, the holder of record of the 61,824,328 Class B Ordinary Shares, and/or its affiliates constitutes no less than 51% of all of the issued and outstanding ordinary shares of the issuer, each Class B Ordinary Share is entitled to one vote; when the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates drops below 51% but is no less than 39.3% of all of the issued and outstanding ordinary shares of the issuer, each Class B Ordinary Share will carry such number of votes that would result in the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates carrying, in the aggregate, 51% of the voting rights represented by all of the issued and outstanding ordinary shares of the issuer; when the total number of ordinary shares held by Telstra drops below 39.3% of all of the issued and outstanding ordinary shares of the issuer, all Class B Ordinary Shares will be automatically converted into the same number of Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance.
(3)	For purposes of calculating the percentage of outstanding ordinary shares beneficially owned by Telstra Corporation Limited if each outstanding Class B Ordinary Share were converted into one Class A Ordinary Share, it is noted that as of December 31, 2014, there was a total of 110,602,163 ordinary shares outstanding, based on information provided by the issuer.

Item 1.

(a)	Name of Issuer:

Autohome Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10th Floor, Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Telstra Corporation Limited

(b)	Address of Principal Business Office or, if none, Residence:

Telstra Corporation Limited

Level 41, 242 Exhibition Street

Melbourne, Victoria 3000

Australia

(c)	Citizenship:

Australia

(d)	Title of Class of Securities:

Class A Ordinary Shares. Each Class B Ordinary Share beneficially owned by Telstra Corporation Limited is convertible into one Class A Ordinary Shares.

(e)	CUSIP Number:

05278C 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Telstra Corporation Limited is the beneficial owner of the 61,824,328 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares).

Telstra Corporation Limited does not directly own any shares of the issuer. By reason of the provisions of Rule 13d-3 under the Act, Telstra Corporation Limited is deemed to beneficially own the 61,824,328 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares) that are held of record by Telstra Holdings Pty Limited, a wholly owned subsidiary of Telstra Corporation Limited.

(b)	Percent of class:

100% of Class B Ordinary Shares (or 55.9% of Class A Ordinary Shares, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares).

For purposes of calculating the percentage of outstanding ordinary shares beneficially owned by Telstra Corporation Limited if each outstanding Class B Ordinary Share were converted into one Class A Ordinary Share, it is noted that as of December 31, 2014, there was a total of 110,602,163 ordinary shares outstanding, based on information provided by the issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

61,824,328 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares)

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Limited, the holder of record of the 61,824,328 Class B Ordinary Shares, and/or its affiliates constitutes no less than 51% of all of the issued and outstanding ordinary shares of the issuer, each Class B Ordinary Share is entitled to one vote; when the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates drops below 51% but is no less than 39.3% of all of the issued and outstanding ordinary shares of the issuer, each Class B Ordinary Share will carry such number of votes that would result in the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates carrying, in the aggregate, 51% of the voting rights represented by all of the issued and outstanding ordinary shares of the issuer; when the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates drops below 39.3% of all of the issued and outstanding ordinary shares of the issuer, all Class B Ordinary Shares will be automatically converted into the same number of Class A Ordinary Shares. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance.

(ii)	Shared power to vote or to direct the vote:

0 ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

61,824,328 Class B Ordinary Shares (convertible into an equal number of Class A Ordinary Shares)

(iv)	Shared power to dispose or to direct the disposition of:

0 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015 Date

/s/ Damien Coleman Damien Coleman, Company Secretary for and on behalf of Telstra Corporation Limited